

December 29, 2014

Via E-mail
Mr. Joseph C. Tusa, Jr.
Vice President, Chief Financial Officer and Treasurer
USA Compression Partners, LP
100 Congress Avenue, Suite 450
Austin, Texas 78701

> **Re:** **USA Compression Partners, LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 20, 2014**
> **File No. 1-35779**

Dear Mr. Tusa:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Selected Financial Data, page 33

1. In future filings, please present earnings per common unit and cash dividends declared per common unit within your selected financial data. Refer to Instruction 2 to Item 301 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Financial Results of Operations, page 42

2. We note that throughout your analysis of results for 2013, you refer to increases resulting from your acquisition of S&R. For the ease of your readers, please quantify the impact of this acquisition on each line item in your statements of operations, where material and practicable, within your MD&A analysis of results of operations. We believe it improves

investor understanding of the relative magnitude of each underlying factor that drove changes in your results of operations if the impact of each significant underlying factor is quantified in a single location within your filing. Additionally, as it appears that the majority of the increase in your contract operations revenue resulted from organic growth, please revise future filings to better explain why customer demand increased during 2013 so that investors can better assess the extent to which past results are indicative of future results.

Liquidity and Capital Resources, page 45

Net Cash Provided by Operating Activities, page 45

3. We note that your trade accounts receivable increased disproportionately when compared to the increase in your revenues. Please tell us why your trade accounts receivable increased from approximately 7% of annual revenues at December 31, 2012 to approximately 13% of annual revenues at December 31, 2013, including clarifying whether you changed the terms of your trade accounts receivable or whether this is due to a change in the mix of services provided between services that are billed in advance of or after the services are rendered. Also tell us how you considered specifically discussing this item in your analysis of liquidity given the materiality of this increase in trade accounts receivable to your results and operating cash flows.

Capital Expenditures, page 46

4. We note that you discussed your 2014 capital expenditures in your fourth quarter 2013 earnings call in response to an analyst question. In future filings, please disclose your capital expenditure projections for the following year so that an investor is aware of this anticipated significant cash outlay in the following year. Also, please expand your disclosure to provide management's insight into any trends or significant fluctuations for each type of capital expenditure. Refer to Item 303(a) of Regulation S-K. In your response, please show us what your disclosure would have looked like had such disclosures been provided in your current Form 10-K.

5. Please disclose in future filings whether you incurred any capital expenditures that had an element of both expansion capital expenditures and maintenance capital expenditures, such as expenditures that both maintained operating capacity and increased operating income or cash flow. If so, please revise your disclosure to quantify the portion allocated to expansion capital expenditures for each of the periods presented. Please also disclose whether you classify capital expenditures as maintenance or expansion by individual assets, by project, or based on some other asset grouping. In your response, please show us what your disclosure would have looked like had such disclosures been provided in your current Form 10-K.

Consolidated Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-5

6. In future filings, please disclose information relating to your noncash investing and financing activities either at the bottom of your statement of cash flows or in your footnotes. We note on page F-16 that certain limited partners elected to receive distributions in the form of additional common units, which appears to constitute a noncash financing activity. Refer to ASC 230-10-50-3 through 50-6.

Notes to Consolidated Financial Statements, page F-6

(3) Acquisition, page F-9

7. We note your disclosure that the S&R Acquisition "had an effective date (from a standpoint of revenues and selected costs) of June 30, 2013." We further note your disclosure that the S&R Acquisition "was not included in [your] consolidated results until the closing date of August 30, 2013." Please confirm our assumption, if true, that the reference to S&R's revenues and costs as of June 30, 2013 solely relates to your calculation of purchase price adjustments and is not intended to convey that you included any revenues or costs of S&R within your consolidated financial statements prior to August 30, 2013. Please revise future filings to clarify this matter to your investors.

(6) Partner's Capital, page F-15

Earnings Per Common and Subordinated Unit, page F-17

8. We note on page F-18 that your vested phantom units issued in connection with your long-term incentive plan participates in dividends through a distribution equivalent right ("DER"). Please tell us and disclose in future filings how your DERs were considered when presenting earning per share on the two-class method. Refer to ASC 260.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant at (202) 551-3323 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief